Exhibit 99.1

CORPORATE RELEASE	24 September 2019

Manchester United PLC Reports

Fourth Quarter and Full Year Fiscal 2019 Results;

Provides Fiscal 2020 Outlook

•              Record fiscal 2019 Revenues of £627.1 million, in line with annual guidance

•              Fiscal 2019 adjusted EBITDA of £185.8 million, in line with annual guidance

•              Fiscal 2019 Operating Profit of £50.0 million

Highlights

•                      Signed three new first team players, completed several key player contract extensions

•                      Announced 10 new or renewed global sponsorship deals for fiscal 2019

•                      Global fans and followers increased to 1.1 billion, as measured by Kantar

•                      Partnership with Harves China to open multiple club ‘Experience Centres’

•                      New EPL broadcasting cycle with improved international distribution begins 2019/20

MANCHESTER, England. — 24 September 2019 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2019 fiscal fourth quarter and twelve months ended 30 June 2019.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “We remain focused on our plan of rebuilding the team and continuing to strengthen our youth system, in line with the philosophy of the club and the manager. This is reflected in the recent addition of three new exciting first team players, key player contract extensions and the talent we have coming through our Academy. Everyone at Manchester United is committed to delivering on our primary objective of winning trophies.”

Outlook

For fiscal 2020, the company expects total revenues to be in a range of £560 to £580 million and total adjusted EBITDA to be in a range of £155 to £165 million. For fiscal 2020, the team will compete in the UEFA Europa League contributing to a reduction versus fiscal 2019 due to the absence of Champions’ League competition revenues.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2019/20 season*	7	13	12	6	38
2018/19 season	7	13	11	7	38
2017/18 season	7	14	10	7	38

*Subject to changes in broadcasting scheduling

Key Financials (unaudited)

	Twelve months ended 30 June			Three months ended 30 June
£ million (except earnings/(loss) per share)	2019	Restated(1) 2018	Change	2019	Restated(1) 2018	Change
Commercial revenue	275.1	275.8	(0.3)%	66.7	63.4	5.2%
Broadcasting revenue	241.2	204.2	18.1%	40.9	38.8	5.4%
Matchday revenue	110.8	109.8	0.9%	23.8	19.4	22.7%
Total revenue	627.1	589.8	6.3%	131.4	121.6	8.1%
Adjusted EBITDA(2)	185.8	176.8	5.1%	10.9	10.6	2.8%
Operating profit/(loss)	50.0	43.9	13.9%	(22.1)	(23.5)	(6.0)%

Profit/(loss) for the period (i.e. net income/(loss))(3)	18.9	(37.6)	—	(22.2)	(34.4)	(35.5)%
Basic earnings/(loss) per share	11.48	(22.92)	—	(13.49)	(20.95)	(35.6)%
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))(2)	39.6	17.2	130.2%	(21.5)	(19.5)	10.3%
Adjusted basic earnings/ (loss) per share (pence)(2)	24.06	10.47	129.8%	(13.06)	(11.90)	9.7%

Net debt(2)/(4)	203.6	253.7	(19.7)%	203.6	253.7	(19.7)%

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

(2) Adjusted EBITDA, adjusted profit/(loss) for the period, adjusted basic earnings/(loss) per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(3) The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the loss for the twelve months ended 30 June 2018 included a non-cash tax accounting write off of £49.0 million.

(4) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the year was £275.1 million, a decrease of £0.7 million, or 0.3%, over the prior year.

•                  Sponsorship revenue was £173.0 million, consistent with the prior year, reflecting lower tour revenue as a result of a shorter summer tour, offset by an increase in underlying sponsorship revenues.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £102.1 million, a decrease of £0.7 million, or 0.7%, over the prior year.

For the quarter, commercial revenue was £66.7 million, an increase of £3.3 million, or 5.2%, over the prior year quarter.

•                  Sponsorship revenue was £41.5 million, an increase of £2.6 million, or 6.7%, over the prior year quarter.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £25.2 million, an increase of £0.7 million, or 2.9%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the year was £241.2 million, an increase of £37.0 million, or 18.1%, over the prior year, primarily due to the new UEFA Champions League broadcasting rights agreement.

Broadcasting revenue for the quarter was £40.9 million, an increase of £2.1 million, or 5.4%, over the prior year quarter.

Matchday

Matchday revenue for the year was £110.8 million, an increase of £1.0 million, or 0.9%, over the prior year.

Matchday revenue for the quarter was £23.8 million, an increase of £4.4 million, or 22.7%, over the prior year quarter, primarily due to playing two additional home games in the quarter.

Other Financial Information

Operating expenses

Total operating expenses for the year were £602.9 million, an increase of £38.9 million, or 6.9%, over the prior year.

Employee benefit expenses

Employee benefit expenses for the year were £332.3 million, an increase of £36.3 million, or 12.3%, over the prior year, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the year were £109.0 million, a decrease of £8.0 million, or 6.8%, over the prior year, in part due to a shorter summer tour and reduced domestic cup related costs.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £12.8 million, an increase of £2.1 million, or 19.6%, over the prior year. Amortization for the year was £129.2 million, a decrease of £9.2 million, or 6.6%, over the prior year. The unamortized balance of registrations at 30 June 2019 was £340.4 million.

Exceptional items

Exceptional items for the year were £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office. Exceptional costs for the prior year were £1.9 million, relating to the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Football League pension scheme pursuant to the latest triennial actuarial valuation at 31 August 2017.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £25.8 million, compared to £18.1 million for the prior year.

Net finance costs

Net finance costs for the year were £22.5 million, an increase of £4.4 million, or 24.3%, over the prior year. The increase was due to unrealized foreign exchange losses on unhedged USD borrowings.

Tax

The tax expense for the year was £8.6 million, compared to £63.4 million in the prior year. The prior year charge included a non-cash, tax accounting write-off of £49.0 million following the enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the then existing US deferred tax position in the period to 31 December 2017.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £65.6 million in the year.

Net cash inflow from operating activities for the year was £244.8 million, an increase of £149.6 million over the prior year, primarily due to timing of cash receipts on commercial contractual arrangements.

Net capital expenditure on property, plant and equipment for the year was £13.7 million, an increase of £0.5 million over the prior year.

Net capital expenditure on investment properties for the year was £12.4 million compared to £nil in the prior year.

Net capital expenditure on intangible assets for the year was £135.2 million, an increase of £27.1 million over the prior year.

Net debt

Net Debt as of 30 June 2019 was £203.6 million, a decrease of £50.1 million over the year, primarily due to an overall increase in cash and cash equivalents as described above. The gross USD debt principal remains unchanged.

Dividend

Two semi-annual dividends of $0.09 per share were paid during the year.

Conference Call Details

The Company’s conference call to review fiscal 2019 and fourth quarter results will be broadcast live over the internet today, 24 September 2019 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.  Through our 141-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2019 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss)

Adjusted profit/(loss) for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 21%; 2018: 28%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2018: 28%) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted profit/(loss) for the period is presented in supplemental note 3.

3.    Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

4.    Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Twelve months ended 30 June		Three months ended 30 June
	2019	Restated(1) 2018	2019	Restated(1) 2018
Commercial % of total revenue	43.9%	46.8%	50.8%	52.1%
Broadcasting % of total revenue	38.4%	34.6%	31.1%	31.9%
Matchday % of total revenue	17.7%	18.6%	18.1%	16.0%
Home Matches Played
PL	19	19	4	3
UEFA competitions	5	4	1	—
Domestic Cups	2	3	—	—
Away Matches Played
PL	19	19	3	4
UEFA competitions	5	5	1	—
Domestic Cups	3	6	—	2

Other
Employees at period end	958	922	958	922
Employee benefit expenses % of revenue	53.0%	50.2%	70.5%	66.9%

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 161 868 8431 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

Sard Verbinnen & Co Jim Barron / Devin Broda + 1 212 687 8080 JBarron@SARDVERB.com dbroda@SARDVERB.com

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2019	Restated(1) 2018	2019	Restated(1) 2018
Revenue from contracts with customers	627,122	589,758	131,416	121,619
Operating expenses	(602,936)	(564,006)	(154,906)	(148,307)
Profit on disposal of intangible assets	25,799	18,119	1,342	3,273
Operating profit/(loss)	49,985	43,871	(22,148)	(23,415)
Finance costs	(25,470)	(24,233)	(8,593)	(14,868)
Finance income	2,961	6,195	704	884
Net finance costs	(22,509)	(18,038)	(7,889)	(13,984)
Profit/(loss) before tax	27,476	25,833	(30,037)	(37,399)
Tax (expense)/credit(2)	(8,595)	(63,462)	7,849	3,004
Profit/(loss) for the period(2)	18,881	(37,629)	(22,188)	(34,395)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)(2)	11.48	(22.92)	(13.49)	(20.95)
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195	164,526	164,195
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)(2)/(3)	11.47	(22.92)	(13.49)	(20.95)
Weighted average number of ordinary shares outstanding (thousands)	164,666	164,610	164,666	164,610

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

(2) The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the tax expense for the year ended 30 June 2018 included a non-cash tax accounting write off of £49.0 million. Accordingly, this resulted in a loss for the twelve months ended 30 June 2018 and also a basic and diluted loss per share.

(3) For the three months ended 30 June 2019, and the twelve and three months ended 30 June 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June 2019	Restated(1) As of 30 June 2018
ASSETS
Non-current assets
Property, plant and equipment	246,032	245,401
Investment properties	24,979	13,836
Intangible assets	768,857	799,640
Deferred tax asset	58,415	63,332
Trade receivables	9,889	4,724
Tax receivables	—	547
Derivative financial instruments	30	4,807
	1,108,202	1,132,287
Current assets
Inventories	2,130	1,416
Prepayments	13,030	10,862
Contract assets — accrued revenue	39,532	38,018
Trade receivables	23,851	119,073
Other receivables	1,188	107
Tax receivables	643	800
Derivative financial instruments	312	1,159
Cash and cash equivalents	307,637	242,022
	388,323	413,457
Total assets	1,496,525	1,545,744

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June 2019	Restated(1) As of 30 June 2018
EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Merger reserve	249,030	249,030
Hedging reserve	(35,544)	(27,558)
Retained earnings	132,841	136,757
	415,202	427,104
Non-current liabilities
Deferred tax liabilities	31,865	29,134
Contract liabilities - deferred revenue	33,354	37,085
Trade and other payables	79,183	104,271
Borrowings	505,779	486,694
Derivative financial instruments	2,298	—
	652,479	657,184
Current liabilities
Contract liabilities - deferred revenue	190,146	180,512
Trade and other payables	230,386	267,996
Tax liabilities	2,859	3,874
Borrowings	5,453	9,074
	428,844	461,456
Total equity and liabilities	1,496,525	1,545,744

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2019	2018	2019	2018
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	263,609	119,604	151,469	102,350
Interest paid	(18,986)	(18,904)	(1,800)	(2,055)
Interest received	2,857	1,187	805	533
Tax paid	(2,696)	(6,637)	(308)	(249)
Net cash inflow from operating activities	244,784	95,250	150,166	100,579
Cash flows from investing activities
Payments for property, plant and equipment	(13,737)	(13,260)	(4,860)	(3,675)
Proceeds from sale of property, plant and equipment	—	81	—	6
Payments for investment properties	(12,424)	—	(12,424)	—
Payments for intangible assets	(178,175)	(154,955)	(18,310)	(19,022)
Proceeds from sale of intangible assets	42,994	46,865	5,102	6,220
Net cash outflow from investing activities	(161,342)	(121,269)	(30,492)	(16,471)
Cash flows from financing activities
Repayment of borrowings	(3,750)	(419)	—	(107)
Dividends paid	(23,326)	(21,982)	(11,716)	(11,053)
Net cash outflow from financing activities	(27,076)	(22,401)	(11,716)	(11,160)
Net increase/(decrease) in cash and cash equivalents	56,366	(48,420)	107,958	72,948
Cash and cash equivalents at beginning of period	242,022	290,267	193,855	161,717
Effects of exchange rate changes on cash and cash equivalents	9,249	175	5,824	7,357
Cash and cash equivalents at end of period	307,637	242,022	307,637	242,022

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit/(loss) for the period	18,881	(37,629)	(22,188)	(34,395)
Adjustments:
Tax expense/(credit)	8,595	63,462	(7,849)	(3,004)
Net finance costs	22,509	18,038	7,889	13,984
Profit on disposal of intangible assets	(25,799)	(18,119)	(1,342)	(3,273)
Exceptional items	19,599	1,917	—	1,917
Amortization	129,154	138,380	30,149	32,591
Depreciation and impairment	12,850	10,755	4,219	2,804
Adjusted EBITDA	185,789	176,804	10,878	10,624

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

3                               Reconciliation of profit/(loss) for the period to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Twelve months ended 30 June		Three months ended 30 June
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit/(loss) for the period	18,881	(37,629)	(22,188)	(34,395)
Exceptional items	19,599	1,917	—	1,917
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	2,650	(4,952)	2,545	8,633
Fair value movement on embedded foreign exchange derivatives	380	1,089	298	(295)
Tax expense/(credit)	8,595	63,462	(7,849)	(3,004)
Adjusted profit/(loss) before tax	50,105	23,887	(27,194)	(27,144)
Adjusted tax (expense)/credit (using a normalized tax rate of 21% (2018: 28%))	(10,522)	(6,688)	5,711	7,600
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))	39,583	17,199	(21,483)	(19,544)

Adjusted basic earnings/(loss) per share:
Adjusted basic earnings/(loss) per share (pence)	24.06	10.47	(13.06)	(11.90)
Weighted average number of ordinary shares outstanding (thousands)	164,526	164,195	164,526	164,195
Adjusted diluted earnings/(loss) per share:
Adjusted diluted earnings/(loss) per share (pence)(2)	24.04	10.45	(13.06)	(11.90)
Weighted average number of ordinary shares outstanding (thousands)	164,666	164,610	164.666	164,610

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

(2) For the three months ended 30 June 2019 and the three months ended 30 June 2018 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4                               Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit/(loss) for the period	18,881	(37,629)	(22,188)	(34,395)
Tax expense/(credit)	8,595	63,462	(7,849)	(3,004)
Profit/(loss) before tax	27,476	25,833	(30,037)	(37,399)
Adjustments for:
Depreciation and impairment	12,850	10,755	4,219	2,804
Amortization	129,154	138,380	30,149	32,591
Profit on disposal of intangible assets	(25,799)	(18,119)	(1,342)	(3,273)
Net finance costs	22,509	18,038	7,889	13,984
Profit on disposal of property, plant and equipment	—	(81)	—	(6)
Non-cash employee benefit expense - equity-settled share-based payments	699	2,915	164	1,095
Foreign exchange (gains)/losses on operating activities	(76)	994	(164)	(206)
Reclassified from hedging reserve	6,250	13,914	2,239	2,795
Changes in working capital:
Inventories	(714)	221	(47)	(18)
Prepayments	(2,168)	2,638	(23)	904
Contract assets — accrued revenue	(1,514)	(9,263)	13,541	13,533
Trade receivables	82,086	(64,492)	91,650	(65,747)
Other receivables	(1,081)	163	(752)	18
Contract liabilities — deferred revenue	5,903	(25,496)	16,283	110,901
Trade and other payables	8,034	23,204	17,700	30,374
Cash generated from operations	263,609	119,604	151,469	102,350

(1) Comparative amounts have been restated following the implementation of IFRS 15 — see supplemental note 5 for further details.

5                                     Retrospective impact of adoption of IFRS 15

The Group adopted IFRS 15, “Revenue from contracts with customers”, with effect from 1 July 2018. The implementation of IFRS 15 had an impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The table below shows the retrospective impact on revenue for the four quarters ended 30 June 2018. Note 36 to the consolidated financial statements for the year ended 30 June 2019, included within the Company’s Annual Report on Form 20-F, contains tables and notes which explain how the restatement affected the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows.

Commercial revenue

IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation therefore revenue on certain commercial contracts is recognized earlier under IFRS 15. The effect of the retrospective application is an increase in cumulative revenue recognized over the financial years up to and including the year ended 30 June 2018, including a reduction to the amount of revenue recognized during the financial year ended 30 June 2018 only.

Broadcasting revenue

Following adoption of IFRS 15, certain performance obligations are satisfied over time as each Premier League match (home and away) is played — accordingly revenue is recognized evenly as each Premier League match (home and away) is played. Broadcasting merit awards were previously recognized one share in the first quarter with the remainder being recognized when they were known at the end of each football season. Merit awards represent variable consideration and therefore, following adoption of IFRS 15, are estimated using the most likely amount method based on management’s estimate of where the Club’s finishing position will be at the end of each season. Broadcasting equal share payments were previously recognized evenly as each Premier League home match was played. Note, these changes only affect the amount of broadcasting revenue recognized in each quarter, they do not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

Adoption of IFRS 15 has no impact on the recognition of matchday revenue.

£’000	Three months ended 30 September 2017	Three months ended 31 December 2017	Three months ended 31 March 2018	Three months ended 30 June 2018	Twelve months ended 30 June 2018
Commercial revenue
Reported	80,544	65,366	66,673	63,516	276,099
Adjustment	(66)	(66)	(66)	(66)	(264)
Restated	80,478	65,300	66,607	63,450	275,835
Broadcasting revenue
Reported	38,082	61,628	39,674	64,753	204,137
Adjustment	2,751	13,519	9,656	(25,926)	—
Restated	40,833	75,147	49,330	38,827	204,137
Matchday revenue
Reported	22,354	36,968	31,122	19,342	109,786
Adjustment	—	—	—	—	—
Restated	22,354	36,968	31,122	19,342	109,786

Total revenue
Reported	140,980	163,962	137,469	147,611	590,022
Adjustment	2,685	13,453	9,590	(25,992)	(264)
Restated	143,665	177,415	147,059	121,619	589,758